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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             -----------------------

                                   SCHEDULE TO
                  TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
           OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934


                            MICROTOUCH SYSTEMS, INC.
                        Name of subject company (issuer))

                            EQUINOX ACQUISITION, INC.
                   MINNESOTA MINING AND MANUFACTURING COMPANY
                      (Names of filing persons (offerors))

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
            Including the Associated Preferred Stock Purchase Rights
                          Title of Class of Securities)

                             -----------------------

                                   595145 10 3
                      (CUSIP Number of Class of Securities)

                               GREGG LARSON, ESQ.
                   MINNESOTA MINING AND MANUFACTURING COMPANY
                               BUILDING 220-11E-02
                            ST. PAUL, MINNESOTA 55144
                             TELEPHONE: 651-733-2204
                  (Name, address and telephone number of person
                        authorized to receive notices and
                   communications on behalf of filing persons)

                                   COPIES TO:

                              JOHN T. KRAMER, ESQ.
                           KATHLEEN L. PRUDHOMME, ESQ.
                              DORSEY & WHITNEY LLP
                             220 SOUTH SIXTH STREET
                          MINNEAPOLIS, MINNESOTA 55402
                            TELEPHONE: (612) 340-8702

[X] Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

[ ] Check the appropriate boxes below to designate any transactions to which the statement relates:

     [ ] third-party tender offer subject to Rule 14d-1.
     [ ] issuer tender offer subject to Rule 13e-4.
     [ ] going-private transaction subject to Rule 13e-3.
     [ ] amendment to Schedule 13d under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]